As filed with the Securities and Exchange Commission on August 18, 2006

Registration No. 1-13934

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1828757
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6744 South Howell Avenue
Oak Creek, Wisconsin	53154
(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange in which
to be so registered	each class is to be registered

Common Stock, $0.01 par value	American Stock Exchange
Preferred Share Purchase Rights	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 1 to the Registration Statement on Form 8-A of Midwest Air Group, Inc. is being filed for the purpose of updating the description of the common stock, $0.01 par value, of Midwest Air Group, Inc.  Reference to “we,” “our”, “us” and “the Company” are to Midwest Air Group, Inc.

Item 1.

Description of Registrant’s Securities to be Registered.

The following is a description of our capital stock and our restated articles of incorporation and by-laws.  We refer you to copies of our articles of incorporation and bylaws which have been filed with the Securities and Exchange Commission.

General Discussion

Our authorized share capital consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, without par value (the “Preferred Stock”), of which 17,964,830 shares of common stock were outstanding as of June 30, 2006 and no shares of Preferred Stock are outstanding.  All such outstanding shares are fully paid and nonassessable, except to the extent provided under former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (the “WBCL”) with respect to certain obligations incurred by the Company prior to June 14, 2006.  Former Section 180.0622(2)(b) of the WBCL provided that shareholders of a corporation could be assessed up to the par value of their shares to satisfy the obligations of such corporation to its employees for services rendered, but not exceeding six months’ service in the case of any individual employee.  Certain Wisconsin courts interpreted “par value” to mean the full amount paid by the purchaser of shares upon the issuance thereof.  Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the Wisconsin Statutes was repealed effective June 14, 2006 and is not applicable to obligations incurred by the Company on or after such date.

Rights of Common Stock

Holders of common stock are entitled to one vote per share on all matters which, pursuant to the WBCL, require the approval of our shareholders, other than matters relating solely to another class of stock.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to participate ratably in all distributions to the holders of common stock after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock.  Holders of common stock are not entitled to any preemptive rights.  Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by our Board of Directors from funds legally available therefor.

The rights, preferences and privileges of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Rights of Preferred Stock

Our Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereof, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by our shareholders.

On February 15, 2006, the board of directors of Midwest Air Group, Inc. (the “Company”) adopted and the Company executed a rights agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”), pursuant to which one right (the “Right”) to purchase one one-hundredth of a share of the Company’s Series A junior participating preferred stock, no par value (“Preferred Stock”), is to be issued as a dividend for each outstanding share of common stock held by the Company’s shareholders of record as of the close of business on February 16, 2006.  In addition, all newly-issued shares of common stock will have one Right issued with and attached to each share of common stock.  Each Right, when exercisable, represents the right to purchase one one-hundredth of a share of the Preferred Stock for $21.00.  The Rights will become exercisable ten days after a person or group acquires 15% or more of the Company’s outstanding common stock, or commences or announces a tender or exchange offer which would result in such ownership.

If, after the Rights become exercisable, the Company were to be acquired through a merger or other business combination transaction or 50% or more of the Company’s assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price.  In addition, if any person acquires 15% or more of the Company’s outstanding common stock, each Right not owned by such person would permit the purchase, for the exercise price of $21.00, of common stock of the Company having a market value of twice the exercise price.

The Rights expire on February 15, 2016, unless earlier redeemed by the Company in accordance with the terms of the Rights Agreement.  The purchase price payable and the shares of the Preferred Stock issuable upon exercise of the Rights is subject to adjustment from time to time as specified in the Rights Agreement.  In addition, the board of directors retains the authority to redeem (at $0.01 per Right) and replace the Rights with new rights at any time, provided that no such redemption could occur after a person or group acquires 15% or more of the Company’s outstanding common stock.

Shares of the Preferred Stock, when issued upon exercise of the Rights, will be nonredeemable and will rank junior to all series of any other class of the Company’s preferred stock.  Each share of the Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $1.00 per share or 100 times the dividend declared per share of the Company’s common stock.  In the event of liquidation, the holders of shares of the Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $100.00 per share or 100 times the payment made per share of the Company’s common stock.  Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of the Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.  The Rights are subject to antidilution adjustments.  The number of shares constituting the series of the Preferred Stock is 250,000.

The Rights Agreement, which includes the terms of the Preferred Stock, form of the Right certificate and a summary of the Rights to purchase the Preferred Stock as exhibits thereto, is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.  There are no Series A Shares currently outstanding.

The issuance of any series of Preferred Stock, including Series A Shares, may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock.  In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the company.  We have no present plans to issue any Series A Shares or any shares of any other series of Preferred Stock.

Anti-Takeover Effects of Our Restated Articles of Incorporation and By-laws

Our restated articles of incorporation provide that the number of directors of the company shall consist of not less than six and not more than 15, with the exact number to be determined by a vote of a majority of the Board.  Any vacancies on the Board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors.  Any director may be removed from office, but only for cause and only by the affirmative vote of the holders of outstanding shares representing at least 80% of the voting power of all shares of capital stock of the company then entitled to vote generally in the election of directors.  In addition, any director may be removed from office by the affirmative vote of a majority of the entire Board of Directors, but only for cause.  Our by-laws provide that meetings of our shareholders may be called only by the Chairman of the Board, the President or the Board of Directors.  The restated articles of incorporation further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of our shareholders must be given in the manner provided in our by-laws, and the by-laws contain detailed notice requirements relating to nominations and other action.

The restated articles of incorporation prohibit us from entering into certain “business combinations” with a shareholder owning 5% or more of the voting power of the company unless such transaction (i) is approved by at least 80% of the voting power of all of our capital stock; (ii) is approved by a majority of “Continuing Directors” (as defined in the restated articles of incorporation); or (iii) the transaction meets certain “fair price” requirements set forth in the restated articles of incorporation.  The restated articles of incorporation further require approval of amendments to the by-laws either by the Board of Directors or by at least 80% of the voting power of all of our capital stock.

The foregoing provisions could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management.

Anti-Takeover Effects of Various Provisions of Wisconsin Law

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met.  The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions.  An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years.  During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date.  Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•

the board of directors approved the acquisition of the stock prior to the acquisition date;

•

the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•

the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•

the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders.  These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” In general, these adequacy-of-price standards provide that the above-referenced vote does not apply if (1) the aggregate amount of the cash and the market value as of the valuation date of consideration other than cash to be received per share by shareholders of the resident domestic corporation in the business combination is at least equal to the highest of (a) the highest per share price received by any person selling common shares of the same class or series from the significant shareholder whether in the transaction in which the person became a significant shareholder or within the two years before the date of the business combination, (b) the market value per share of the same class or series on the date of the commencement of a tender offer initiated by the significant shareholder, on the date on which the person became a significant shareholder or on the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest preferential amount per share to which the holder of shares of the class or series of shares is entitled in a voluntary or involuntary liquidation or dissolution of the resident domestic corporation and (2) the consideration to be received by holders of a class or series of outstanding shares is to be in cash or in the same form as the significant shareholder has previously paid for shares of the same class or series.  Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have.  Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration.  This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock.  Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares.  Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

Foreign Ownership of Common Stock

The Federal Aviation Act of 1958, as amended, prohibits non-U.S. citizens from owning more than 25% of the voting interest of a company such as ours that owns a U.S. air carrier.  Our restated articles of incorporation provide that no shares of common stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate stock record to be maintained by us for non-U.S. holders (the “Foreign Stock Record”).  Our by-laws provide that no shares of common stock held by non-U.S. citizens will be registered on the Foreign Stock Record if the amount so registered would exceed foreign ownership restrictions — currently 25% of our voting stock as noted above.

The restated articles of incorporation provide that, to the extent the voting interest in us owned or controlled by non-U.S. citizens in the aggregate exceeds 25% of the voting interest in us or such other percentage that would exceed federal foreign ownership restrictions, we have the right to redeem or exchange such shares through the payment of cash, our securities having equivalent value or a combination thereof.

Item 2.

Exhibits.

1.

Restated Articles of Incorporation, as amended through April 8, 2004, of Midwest Air Group, Inc., incorporated herein by reference to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Midwest Air Group, Inc. filed April 9, 2004 (Registration No. 333-111016).

2.

By-laws, as amended through April 29, 1999, of Midwest Air Group, Inc., incorporated herein by reference to the Quarterly Report on Form 10-Q of Midwest Air Group, Inc. for the quarter ended June 30, 1999.

3.

Form of Stock Certificate.

4.

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate incorporated herein by reference to the Registration Statement on Form 8-A of Midwest Air Group, Inc., filed February 22, 2006.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

MIDWEST AIR GROUP, INC.

By: /s/ Dennis J. O’Reilly

Dennis J. O’Reilly

Treasurer

Dated: August 18, 2006

Midwest Air Group, Inc.

Form 8-A Exhibit Index

Exhibit Number

Description

1.

Restated Articles of Incorporation, as amended through April 8, 2004, of Midwest Air Group, Inc., incorporated herein by reference to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Midwest Air Group, Inc. filed April 9, 2004 (Registration No. 333-111016).

2.

By-laws, as amended through April 29, 1999, of Midwest Air Group, Inc., incorporated herein by reference to the Quarterly Report on Form 10-Q of Midwest Air Group, Inc. for the quarter ended June 30, 1999.

3.

Form of Stock Certificate.

4.

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate incorporated herein by reference to the Registration Statement on Form 8-A of Midwest Air Group, Inc., filed February 22, 2006.